Paramount Resources Ltd.
Interim Consolidated Financial Statements (Unaudited)
As at and for the Three and Nine Months Ended September 30, 2006

Paramount Resources Ltd.
Consolidated Balance Sheets (Unaudited)
(thousands of dollars)

	As at September 30 2006	As at December 31 2005
ASSETS (Note 5)
Current Assets
Short-term investments (Market value: Sept 30, 2006 - $4,705; Dec 31, 2005 - $16,176)	$3,902	$14,048
Accounts receivable	105,820	92,772
Distributions receivable from Trilogy Energy Trust (Note 10)	3,007	12,028
Financial instruments (Note 9)	24,452	2,443
Due from related parties (Note 10)	5,995	-
Prepaid expenses and other	7,286	3,869
	150,462	125,160
Property, Plant and Equipment (Note 3)
Property, plant and equipment, at cost	1,557,546	1,314,651
Accumulated depletion and depreciation	(469,173)	(400,072)
	1,088,373	914,579
Goodwill	12,221	12,221
Long-term investments and other assets (Note 4)	226,067	56,467
Future income taxes	-	2,923
	$1,477,123	$1,111,350

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$167,157	$155,076
Due to related parties (Note 10)	11,449	6,439
Financial instruments (Note 9)	-	7,056
Current portion of stock-based compensation liability (Note 8)	15,219	27,272
	193,825	195,843
Long-term debt (Note 5)	504,852	353,888
Asset retirement obligations (Note 6)	69,997	66,203
Deferred credit	-	6,528
Stock-based compensation liability (Note 8)	37,895	50,729
Non-controlling interest	546	1,338
Future income taxes (Note 11)	17,941	-
	631,231	478,686

Commitments and Contingencies (Notes 5, 9, 12 and 13)

Shareholders' Equity
Share capital (Note 7)
Issued and outstanding: 68,054,575 common shares (Dec 31, 2005 - 66,221,675 common shares)	269,796	198,417
Retained earnings	382,271	238,404
	652,067	436,821
	$1,477,123	$1,111,350
See accompanying notes to the Interim Consolidated Financial Statements (unaudited).

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings (Unaudited)
(thousands of dollars except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Revenue
Petroleum and natural gas sales	$77,866	$99,187	$239,456	$367,543
Gain (loss) on financial instruments (Note 9)	24,236	(43,956)	61,071	(58,276)
Royalties	(9,546)	(21,060)	(36,098)	(65,604)
Gain on sale of investments and other	28	2,355	1,264	5,185
	92,584	36,526	265,693	248,848
Expenses
Operating	19,040	13,116	55,863	54,801
Transportation	3,661	6,125	10,800	20,666
Interest	8,821	7,172	22,623	20,607
General and administrative (recovery)/expense (Notes 8 and 10)	(7,752)	58,233	24,132	81,305
Provision for doubtful accounts	4,090	-	4,090	-
Lease rentals	804	642	1,752	2,233
Geological and geophysical	1,222	2,825	12,893	9,987
Dry hole	7,219	10,966	26,162	16,469
(Gain)/loss on sale of property, plant and equipment	(25)	134	(1,997)	(866)
Accretion of asset retirement obligations	1,455	943	4,341	3,724
Depletion and depreciation	37,899	42,454	102,540	140,529
Write-down of petroleum and natural gas properties	-	-	1,334	-
Unrealized foreign exchange loss /(gain)	2,006	(13,369)	(7,960)	5,842
Realized foreign exchange (gain)	(123)	(116)	(845)	(14,307)
Premium on redemption of US debt	-	-	-	53,114
	78,317	129,125	255,728	394,104
Income (loss) from equity investments
Equity income (loss) (Note 4)	7,607	(891)	22,192	2,421
Dilution gain (Note 4)	3,065	-	120,484	-
Non-controlling interest	(31)	-	(14)	-
Earnings (loss) before income taxes	24,908	(93,490)	152,627	(142,835)
Income and other tax expense (recovery)
Current and large corporations tax expense	2,171	1,032	1,545	3,797
Future income tax expense (recovery)	576	(25,456)	9,283	(44,942)
	2,747	(24,424)	10,828	(41,145)
Net earnings (loss)	22,161	(69,066)	141,799	(101,690)
Retained earnings, beginning of period	358,452	343,971	238,404	322,107
Adjustment due to Trust Spinout	-	100	-	54,588
Share in equity investee capital transactions	1,658	-	2,068	-
Retained earnings, end of period	$382,271	$275,005	$382,271	$275,005
Net earnings (loss) per common share
- basic	$0.33	$(1.05)	$2.10	$(1.58)
- diluted	$0.32	$(1.05)	$2.04	$(1.58)
Weighted average common shares outstanding (thousands)
- basic	68,033	65,737	67,509	64,476
- diluted	69,706	65,737	69,384	64,476

See accompanying notes to the Interim Consolidated Financial Statements (unaudited).

Paramount Resources Ltd.
Consolidated Statements of Cash Flows (Unaudited)
(thousands of dollars)
	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Operating activities
Net earnings (loss)	$22,161	$(69,066)	$141,799	$(101,690)
Add (deduct) non-cash and other items:
Non-cash loss/(gain) on financial instruments	(21,590)	40,354	(29,065)	61,680
Non-cash general and administrative expense	(16,108)	51,475	(5,235)	60,949
Provision for doubtful accounts	4,090	-	4,090	-
Geological and geophysical	1,222	2,825	12,893	9,987
Dry hole costs	7,219	10,966	26,162	16,469
Loss/(gain) on sale of property, plant and equipment	(25)	134	(1,997)	(866)
Accretion of asset retirement obligations	1,455	943	4,341	3,724
Asset retirement obligations expenditures	(180)	(506)	(534)	(720)
Depletion and depreciation	37,899	42,454	102,540	140,529
Write-down of petroleum and natural gas properties	-	-	1,334	-
Unrealized foreign exchange loss (gain)	2,006	(13,369)	(7,960)	5,842
Realized foreign exchange gain (loss) on US debt	-	(116)	-	(14,307)
Amortization of other assets	193	393	488	489
Premium on redemption of US debt	-	-	-	53,114
Dilution gain (Note 4)	(3,065)	-	(120,484)	-
Equity (income) loss (Note 4)	(7,607)	891	(22,192)	(2,421)
Non-controlling interest	31	-	14	-
Distributions from equity investments	9,022	8,570	30,071	15,787
Future income tax expense (recovery)	576	(25,456)	9,283	(44,942)
Funds flow from operations	37,299	50,492	145,548	203,624
Net change in operating working capital	(50,365)	(3,985)	(5,559)	16,973
	(13,066)	46,507	139,989	220,597
Financing activities
Bank loans - draws	117,474	99,594	299,149	324,494
Bank loans - repayments	(164,930)	(95,771)	(306,164)	(419,199)
Proceeds on issuance of US debt - net of issuance costs	162,652	-	162,652	(4,782)
Open market purchases of US debt	-	(1,088)	-	(1,088)
Premium on exchange of US debt	-	-	-	(45,077)
Cost of reorganization	-	-	-	(4,000)
Receipt of funds from Trust Spinout	-	-	-	220,000
Common shares issued, net of issuance costs	287	39,831	58,315	49,411
	115,483	42,566	213,952	119,759
Cash flows provided by operating and financing activities	102,417	89,073	353,941	340,356
Investing activities
Property, plant and equipment expenditures	(104,155)	(62,491)	(367,066)	(310,080)
Petroleum and natural gas property acquisitions	(4,050)	-	(39,108)	(11,087)
Proceeds on sale of property, plant and equipment	4,254	641	6,767	1,364
Cost of equity investments	-	(375)	(475)	(6,590)
Return of capital received, net of non-controlling interest	367	-	20,128	-
Net change in investing working capital	1,167	(26,848)	25,813	(13,963)
Cash flows used in investing activities	(102,417)	(89,073)	(353,941)	(340,356)
Cash, end of period	$-	$-	$-	$-
Interest paid	$12,126	$13,151	$27,064	$24,247
Current and large corporation taxes paid	744	1,032	5,289	3,797

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia.

On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Trilogy Spinout”). Through the Trilogy Spinout, among other things:

•
Certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta and three natural gas plants operated by Paramount became property of Trilogy (“Spinout Assets”); and

•
Paramount received an aggregate $220 million in cash (including a $30 million settlement of working capital accounts) and 79.1 million units of Trilogy (64.1 million of such units being ultimately received by Paramount shareholders) as consideration for the Spinout Assets and related working capital adjustments.

Paramount’s comparative unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2005 include the results of operations and cash flows relating to the Spinout Assets for the period January 1, 2005 to March 31, 2005.

1. Summary of Significant Accounting Policies

The unaudited Interim Consolidated Financial Statements of Paramount are stated in Canadian dollars and have been prepared following the same accounting policies and methods of their application as Paramount’s audited consolidated financial statements for the year ended December 31, 2005, except as disclosed in Note 2. The financial statements of a 50 percent-owned development stage company established during the second quarter of 2006 to supply drilling services have been consolidated into Paramount’s financial statements as a variable interest entity. Any expected accumulated losses of this entity cannot be determined at the present time.

Certain information and disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited consolidated financial statements for the year ended December 31, 2005.

The timely preparation of the unaudited Interim Consolidated Financial Statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates primarily relate to unsettled transactions and events as of the date of the unaudited Interim Consolidated Financial Statements. Accordingly, actual results could differ materially from those estimates.

2. Change in Accounting Policy

On January 1, 2006, Paramount prospectively adopted Section 3831 “Non-monetary Transactions” of the CICA Handbook issued by the Canadian Institute of Chartered Accountants. Under this standard, a commercial substance test replaced the culmination of the earnings process test as the criteria for fair value measurement, and fair value measurement was clarified. Adoption of this new accounting standard did not have a material impact on the unaudited Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2006.

--1--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

3. Property, Plant and Equipment

	September 30			December 31
	2006			2005
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$1,069,305	$(373,177)	$696,128	$606,185
Gas plants, gathering systems
and production equipment	457,837	(83,327)	374,510	303,871
Other	30,404	(12,669)	17,735	4,523
Total	$1,557,546	$(469,173)	$1,088,373	$914,579

Capital costs associated with non-producing petroleum and natural gas properties and equipment under construction totaling approximately $328 million (December 31, 2005 - $320 million) are currently not subject to depletion.

4. Long-term Investments and Other Assets

	September 30	December 31
	2006	2005
Equity accounted investments:
Trilogy Energy Trust
(market value: Sept. 30, 2006 - $234.1 million; Dec. 31, 2005 - $357.8 million)	$66,476	$51,665
North American Oil Sands Corporation ("North American")	150,414	-
Private oil and gas company	2,042	623
	218,932	52,288
Deferred financing costs, net of amortization	7,135	4,179
	$226,067	$56,467

--2--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

The following table provides a continuity of Paramount’s equity accounted investments:

	Nine Months Ended September 30, 2006
	Trilogy Energy Trust	North American	Private Oil & Gas Company	Total
Opening balance	$51,665	$-	$623	$52,288
Initial carrying value of investment	-	46,932	-	46,932
Share in investee's other capital transactions	-	2,068	-	2,068
Equity income (loss) for the period	21,662	(889)	1,419	22,192
Future income tax recovery on equity income	5,121		-	5,121
Distributions	(30,071)	-	-	(30,071)
Dilution gain (see below)	18,181	102,303	-	120,484
Stock-based compensation
(expense) - Trilogy employees	(82)	-	-	(82)
Closing balance	$66,476	$150,414	$2,042	$218,932

On April 11, 2006 Paramount closed a transaction whereby it vended its interest in certain oil sands properties and other assets to North American for approximately 50 percent of the then outstanding common shares of North American and aggregate cash consideration of approximately $17.5 million. The transaction was measured at the carrying value of the properties transferred of $63.1 million, including a deferred credit of $6.5 million. In association with the transaction, a gain of approximately $1.2 million was recorded representing the reduction in Paramount’s economic interest following the transaction. The remainder of the cash consideration was recognized as a return of Paramount’s investment in North American. Paramount’s investment in North American is accounted for using the equity method.

Paramount records its share of the equity income (loss) of North American and the Private Oil & Gas Company net of tax because both enterprises are corporations and are liable for the tax on this income (loss). Paramount records its share of Trilogy’s equity income (loss) on a before-tax basis and the tax expense (recovery) on that equity income (loss) is presented as a component of Paramount’s tax expense (recovery) because Trilogy is a trust and Paramount’s share of Trilogy’s income (loss) is ultimately taxable to Paramount.

As a result of equity issuances completed by North American during the nine months ended September 30, 2006 Paramount’s equity interest in North American was reduced from approximately 50 percent to approximately 36 percent, resulting in Paramount recording dilution gains of approximately $102.3 million before tax.

As a result of equity issuances completed by Trilogy during the nine months ended September 30, 2006, including under Trilogy’s distribution reinvestment plan, Paramount’s equity interest in Trilogy was reduced from approximately 18 percent at the beginning of the year to approximately 16 percent, resulting in Paramount recording dilution gains totaling $18.2 million before tax.

--3--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

5. Long-Term Debt

	September 30 2006	December 31 2005
Credit facilities - interest rate of 5.6 percent as at September 30, 2006
(December 31, 2005 - 4.9 percent)	$98,464	$105,479
8 1/2 percent US Senior Notes due 2013 (US $213.6 million)	238,733	248,409
Term Loan B Facility due 2012 (US $150.0 million) - interest rate of 9.86% as at September 30, 2006	167,655	-
	$504,852	$353,888

Bank Credit Facilities

At September 30, 2006 Paramount had a $200 million committed credit facility with a syndicate of Canadian banks, $133 million after adjustments for US Notes and Term Loan B Facility service costs. Borrowings under the credit facility bear interest at floating rates at the lenders’ prime rate, bankers’ acceptance rate or LIBOR, at the discretion of Paramount, plus an applicable margin depending on certain conditions. The facilities are available on a revolving basis for a period of 364 days from March 30, 2006 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Advances drawn on Paramount’s credit facility are secured by a first fixed and floating charge over the assets of the Company, excluding 12.8 million of the Trilogy units and all of the North American shares owned by Paramount.

Paramount had letters of credit outstanding totaling $20.9 million at September 30, 2006. These letters of credit have not been drawn; however they reduce the amount available to the Company under the credit facility.

Term Loan B Facility

On August 28, 2006 Paramount closed a six year US $150 million non-revolving Term Loan B Facility. The full amount of this Facility was drawn upon closing. The Facility is secured by all of the common shares of North American owned by Paramount.

Paramount may repay all or a portion of the Term Loan B Facility at any time, however, the Company is not required to repay the Facility prior to the maturity of the six year term. If any of the North American shares pledged as security are sold, Paramount must make an offer to repay an amount of the Term Loan B Facility equal to the net proceeds of such a sale. Repayments during the first and second years are subject to premiums of 2% and 1% of principal, respectively. Subsequent repayments are not subject to premiums.

Borrowings under the Term Loan B Facility bear interest at floating rates, based on LIBOR, the US Federal Funds rate or the Base Rate of the Administrative Agent. So long as the Facility is not in default, Paramount has discretion with respect to the basis upon which interest rates are set.

--4--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

6. Asset Retirement Obligations

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	Nine Months Ended	Year Ended
	September 30, 2006	December 31, 2005
Asset retirement obligations, beginning of period	$66,203	$101,486
Adjustment resulting from the Trilogy Spinout	-	(65,076)
Liabilities incurred	5,934	3,614
Reduction on disposal of properties	(5,947)	-
Revisions in estimated cost of abandonment	-	22,113
Liabilities settled	(534)	(990)
Accretion expense	4,341	5,056
Asset retirement obligations, end of period	$69,997	$66,203

7. Share Capital

Class A Common Shares	Shares	Amount
Balance at December 31, 2005	66,221,675	$198,417
Issued on exercise of stock options	632,900	22,979
Issued for cash	1,200,000	56,232
Share issuance costs, net of tax benefit	-	(938)
Tax adjustment on flow-through share renunciations	-	(6,894)
Balance at September 30, 2006	68,054,575	$269,796

On March 30, 2006, Paramount completed the private placement of 600,000 Common Shares issued on a flow-through basis at a price of $52.00 per share. The gross proceeds of this issue were $31.2 million. Paramount also completed the private placement of 600,000 Common Shares at a price of $41.72 per share on the same day to companies controlled by Paramount’s Chairman and Chief Executive Officer. The gross proceeds of this issue were $25.0 million.

8. Stock-based Compensation

The following table provides a continuity of Paramount’s stock options for the nine months ended September 30, 2006:

	Paramount Options		Holdco Options
	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options
Balance, beginning of period	10.22	3,910,175	$5.79	1,985,375
Granted	34.79	1,612,500	-	-
Exercised	5.46	(633,150)	5.16	(472,000)
Cancelled	20.72	(154,200)	8.06	(32,500)
Balance, end of period	18.88	4,735,325	5.95	1,480,875
Options exercisable, end of period	5.30	436,150	5.42	602,750

--5--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

Additional information concerning Paramount’s stock options outstanding as at September 30, 2006 is as follows:

	Outstanding			Exercisable
Exercise Price	Number			Number
		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise		Exercise
		Life	Price		Price
Paramount Options		(Years)
$4.33-$10.00	1,183,725	1.2	$4.83	418,100	$4.80
$10.01-$30.00	1,913,100	3.1	14.01	18,050	16.72
$30.01-$43.25	1,638,500	4.1	34.71	-	-
Total	4,735,325	2.9	$18.88	436,150	$5.30

Holdco Options
$4.58-$6.00	1,188,875	1.4	$4.66	532,250	$4.66
$6.01-$10.00	95,500	2.2	7.21	20,500	7.63
$10.01-$16.37	196,500	2.7	13.15	50,000	12.51
Total	1,480,875	1.6	$5.95	602,750	$5.42

For the nine months ended September 30, 2006, 472,000 Holdco Options were surrendered in exchange for cash payments from Paramount totaling $8.4 million which reduced the related stock-based compensation liability.

The current portion of stock-based compensation liability of $15.2 million at September 30, 2006 (December 31, 2005 - $27.3 million) represents the value, using the intrinsic value method, of vested Holdco Options and Holdco Options vesting within the next twelve months.

For the nine months ended September 30, 2006, Paramount recognized compensation costs of $8.3 million for the Paramount Options and a recovery of $5.1 million for the Holdco Options relating to the mark-to-market valuation and time-based vesting of the options. For the three months ended September 30, 2006, Paramount recorded an aggregate $14.7 million recovery of stock-based compensation expense related to the mark-to-market valuation and time-based vesting of Paramount options and Holdco options. Amounts in respect of stock based compensation expense / recovery are included as a component of general and administrative expense in the Consolidated Statements of Earnings (Loss) and Retained Earnings.

9. Financial Instruments

Paramount has elected not to designate any of its financial instruments as hedges under Accounting Guideline 13 Hedging Relationships (“AcG-13”), and therefore has recognized the fair value of its financial instruments in the unaudited Interim Consolidated Financial Statements.

The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third party market indications and forecasts.

--6--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments:

Three Months Ended	September 30, 2006	September 30, 2005
	Total	Net Deferred Amounts on Transition	Mark-to Market Gain (Loss )	Total
Change in fair value of contracts recorded on transition	$-	$-	$(445)	$(445)
Amortization of deferred fair value of contracts	-	411	-	411
Net change in fair value of contracts entered into after transition (mark-to-market gain (loss))	21,590	-	(40,320)	(40,320)
Unrealized gain (loss) on financial instruments	21,590	411	(40,765)	(40,354)
Realized gain (loss) on financial instruments	2,646	-	-	(3,602)
Net gain (loss) on financial instruments	$24,236	$-	$-	$(43,956)

Nine Months Ended	September 30, 2006	September 30, 2005
	Total	Net Deferred Amounts on Transition	Mark-to Market Gain (Loss )	Total
Change in fair value of contracts recorded on transition	$-	$-	$(1,937)	$(1,937)
Amortization of deferred fair value of contracts	-	1,233	-	1,233
Net change in fair value of contracts entered into after transition (mark-to-market gain (loss))	29,065	-	(60,976)	(60,976)
Unrealized gain (loss) on financial instruments	29,065	1,233	(62,913)	(61,680)
Realized gain on financial instruments	32,006	-	-	3,404
Net gain (loss) on financial instruments	$61,071	$-	$-	$(58,276)

--7--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

At September 30, 2006, Paramount was a party to the following financial forward commodity contracts:

	Amount	Price		Term
Sales Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$	10.00	Nov 2006 - Mar 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$	10.14	Nov 2006 - Mar 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$	10.37	Nov 2006 - Mar 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$	10.875	Nov 2006 - Mar 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$	11.15	Nov 2006 - Mar 2007
WTI Fixed Price	1,000 Bbl/d	US$	66.04	Feb 2006 - Dec 2006
WTI Fixed Price	1,000 Bbl/d	US$	65.64	Feb 2006 - Dec 2006

Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$	9.16	Nov 2006 - Mar 2007

Option Contract - Sold
AECO Call Option	20,000 GJ/d		$12.50	Apr 2006 - Oct 2006

During the three months ended September 30, 2006 Paramount entered into a costless foreign exchange collar for settlement on February 26, 2007. The floor price of the foreign exchange collar is CDN $1.1364/US $1, and the ceiling price is CDN $1.0822/US $1 based on an underlying amount of US $150 million.

The aggregate fair value of the above contracts as at September 30, 2006 was a $24.5 million gain.

During the three months ended September 30, 2006, Paramount terminated the following financial forward commodity contract prior to its maturity:

	Amount	Price		Term

Sales Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$	10.28	Nov 2006 - Mar 2007

--8--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

10. Related Party Transactions

Trilogy Energy Trust

At September 30, 2006, Paramount held approximately 15 million trust units of Trilogy representing approximately 16 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:

•
Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006. The Services Agreement was renewed on the same terms and conditions to March 31, 2007. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the three and nine months ended September 30, 2006, the amount of costs subject to reimbursement under the Services Agreement were $0.4 million and $1.5 million respectively, which have been reflected as a reduction in Paramount’s general and administrative expenses.

•
As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation relating to these options for the nine months ended September 30, 2006 amounted to a recovery of $0.9 million, of which $0.8 million was recorded as a recovery to general and administrative expense and $0.1 million was recognized in equity in net earnings of Trilogy.

•
Paramount recorded distributions from Trilogy Energy Trust totaling $9.0 million for the three months ended and $30.1 million for the nine months ended September 30, 2006. Distributions receivable of $3.0 million relating to distributions declared by Trilogy in September 2006 were accrued at September 30, 2006 and received in October 2006.

•	During the three and nine months ended September 30, 2006, Paramount also had other transactions in the normal course of business with Trilogy.

•
The net amount due from Trilogy arising from the above related party transactions as at September 30, 2006 was $6.0 million. At December 31, 2005 Paramount had a net payable position to Trilogy of $6.4 million. Included in such balances is a Crown royalty deposit claim of $5.5 million which, when refunded to Paramount, will be paid to Trilogy.

Drilling Company

During the second quarter of 2006, Paramount and a private company controlled by Paramount’s Chairman and Chief Executive Officer (the “Private Company”) formed a company in the United States (“Drillco”) to supply drilling services to a United States subsidiary of Paramount. Paramount owns 50 percent of Drillco, and the Private Company owns 50 percent of Drillco. Drillco has entered into a contract for the purchase of two drilling rigs. In connection with the purchase of the drilling rigs, the Private Company extended demand loans having an aggregate principal amount of $11.0 million (US$9.9 million) to Drillco. The loans bear interest at a US bank’s Prime interest rate plus 0.5 percent. The amount of the loans, plus accrued interest in the amount of $0.4 million (US$0.3 million) is included in the Due to Related Parties balance in the consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

Other

Drillco has entered into a contract with a company (the “Supplier”) for the construction of two drilling rigs under a cost-plus fee arrangement. An individual who is a part-owner of the Supplier is also a director of another company affiliated with Paramount. Estimated costs to construct the two drilling rigs total US$18 million, including a US$2 million fee due and payable to the Supplier upon delivery. In addition to the estimated cost of materials and construction, other incremental costs required to complete, deliver and prepare the rigs for full operation are estimated at approximately US$6.0 million.

During the second quarter of 2006 two officers and a director of Paramount participated in private equity placements undertaken by North American; purchasing an aggregate 146,667 shares of North American for $1.8 million.

On March 30, 2006, Paramount completed the private placement of 600,000 Common Shares at a price of $41.72 per share to companies controlled by Paramount’s Chairman and Chief Executive Officer for gross proceeds of $25.0 million. Also, during the first quarter of 2006 certain employees, officers, and directors of Paramount purchased an aggregate 8,500 flow-through common shares issued by Paramount for gross proceeds to Paramount of $0.4 million.

11. Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

Nine Months Ended September 30, 2006
Net Earnings Before Income Tax	$152,627
Canadian Statutory Rate	34.8%
Expected Income Tax	53,034

Effect on Taxes Resulting from:
Other current and large corporation tax	150
Non-deductible Canadian crown payments	317
Canadian resource allowance	(625)
Recognition of future tax asset	(21,242)
Effect of tax rate changes	(2,064)
Non-taxable capital gains	(22,743)
Stock-based compensation	2,899
Other	1,102
$10,828
Effective Tax Rate	7.1%

During the second quarter, the Canadian federal and Alberta governments substantively enacted income tax rate reductions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

12. Commitments

At September 30, 2006, Paramount was a party to the following physical commodity contracts:

Physical Sales Contracts	Amount	Price	Term
AECO Fixed Price	10,000 GJ/d	$ 6.25	July 2006 - Oct 2006
AECO Fixed Price	10,000 GJ/d	$ 6.40	July 2006 - Oct 2006
AECO Fixed Price	10,000 GJ/d	$ 6.58	July 2006 - Oct 2006

Physical Purchase Contracts	Amount	Price	Term
AECO Fixed Price	20,000 GJ/d	$ 5.37	Sept 2006 - Oct 2006

During the third quarter of 2006, Paramount entered into an area wide farm-in agreement respecting certain Mackenzie Delta, Northwest Territories exploratory properties (the “Farm-in”). Under the agreement, Paramount can earn a 50% interest in such properties by drilling 11 wells within a four-year period and making certain continuation payments, the aggregate of which will range between $11 million and $21 million depending upon certain future events. Paramount also has an obligation to shoot approximately $50 million of 3D seismic. If Paramount fully satisfies all of the drilling commitments under the agreement, the Company will also earn a 50% interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the farm-in agreement.

Paramount is contractually obligated to drill five exploratory wells; two wells during the 2006 - 2007 drilling season, and three wells during the 2007 - 2008 drilling season, having aggregate estimated costs of approximately $95 million. Once Paramount has drilled these five exploratory wells, Paramount may elect to stop further drilling and earn a reduced interest in the farm-in lands. In such event, Paramount would remain responsible for the aforementioned seismic commitment and continuation payments. To September 30, 2006, Paramount has incurred approximately $0.6 million associated with commitments under the Farm-in.

Paramount has commitments with two oilfield service companies to provide drilling services to Paramount on a “take-or-pay” basis. The total estimated minimum commitment in association with these drilling rig contracts is approximately $5.4 million over a period of two years.

During the third quarter of 2006, Paramount acquired a right to use up to 25 MMcf/d capacity of a processing plant for a fee. Under the contract, Paramount has a use-or-pay obligation for 65 percent of the 25 MMcf/d capacity, 16.25 MMcf/d net.

--11--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars except as otherwise noted)

13. Subsequent Events

Subsequent to September 30, 2006, Paramount entered into the following financial forward commodity contracts:

	Amount	Price	Term
Financial Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$ 5.85	Nov 2006
NYMEX Fixed Price	10,000 MMBtu/d	US$ 7.52	Nov 2006
NYMEX Fixed Price	10,000 MMBtu/d	US$ 7.59	Nov 2006 - Mar 2007

Subsequent to September 30, 2006, Paramount entered into a Take or Pay Agreement with Drillco (see Related Party Transactions) under which Drillco will provide, for a period of three years, the services of two drilling rigs, including all necessary equipment, materials, supplies, services and labour to drill and complete the wells in Paramount’s U.S. drilling program. Paramount’s obligations under the Take or Pay Agreement are expected to commence in the 1st quarter of 2007. The commitment under this agreement totals $19 million (US $17 million) per year.

Paramount and the Private Company have entered into discussions regarding the potential acquisition by Paramount of the Private Company’s interest in Drillco.

On October 19, 2006, Paramount announced that its Board of Directors had approved in principle a proposed spinout transaction which would result in future activities relating to the Farm-in and Colville Lake, Northwest Territories interests, presently owned by Paramount, being carried on by a newly created public corporation (“Newco”) initially owned by Paramount and its shareholders. The details of the proposed spinout transaction, including the number and type of Newco securities which Paramount and its shareholders would receive and be entitled to acquire, have not yet been finalized. The transaction will be subject to the receipt of required shareholder, court and regulatory approvals as well as third party consents.

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Advisories

Information included or incorporated by reference in this Press Release is presented in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Estimates

Certain statements included or incorporated by reference in this press release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "assume", "based", “becomes”, "believe", "can", "continue", "depend", “embark”, “emerging”, "estimate", "expect", "forecast", "if", "intend", “in the event”, "may", “once”, “opportunities”, "plan", “potential”, "projects", "propose", "result", “slated”, “targeted”, "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this press release include but are not limited to estimates of future capital expenditures, business strategy and objectives, reserve quantities, net revenue, estimated future production levels, exploration, development and production plans and the timing thereof, operating and other costs, royalty rates, expectations of the timing and quantum of future cash income taxes, expectations as to how Paramount’s working capital deficit and planned 2006 capital program will be funded and sensitivities to Paramount’s funds flow from changes in commodity prices, future exchange rates and rates of interest, estimated quantities and net present value of oil sands resources, the anticipated timing for seeking regulatory approvals, expectations of growth in production reserves, undeveloped land and timing thereof, construction of drilling rigs will be complete and placed into service, expectations that “Newco” will be a publicly listed company, the spin-out transaction contemplated will be completed under a plan of arrangement before year end, the estimated resources of properties transferred to Newco, the timing, method of implementation, effect and results of the proposed spinout transaction, the opportunities related to the Mackenzie Delta farm-in agreement, the effect on the success of the proposed Mackenzie Valley pipeline of Paramount entering into the joint venture agreement, Newco's future operations, prospects, management and staffing, or other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this press release, assumptions have been made regarding, among other things:

- the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

- the ability of Paramount to market oil and natural gas successfully to current and new customers;

- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;

- the timely receipt of required regulatory approvals;

- the ability of Paramount to obtain financing on acceptable terms;

- additional funding towards the development of North American’s oil sands leases will be borne solely by North American;

- currency, exchange and interest rates;

- future oil and gas prices;

- that “Newco” will be a publicly listed company;

- the spin-out transaction contemplated to “Newco” will be completed; and

- that no significant cash taxes will be paid by Paramount in 2006.

- the ability of Newco to obtain equipment, services, personnel and supplies in a timely manner to carry out its activities;

- the ability of Newco and its industry partners to obtain drilling success consistent with expectations; the ability of Newco to market oil and natural gas successfully;

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- the ability of Newco to secure adequate product transportation; the completion of the proposed Mackenzie Valley pipeline;

- the ability of Newco to obtain financing on acceptable terms; and future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

- risks and uncertainties involving geology of oil and gas deposits;

- risks inherent in Paramount's marketing operations, including credit risk;

- the uncertainty of reserves estimates and reserves life;

- imprecision of resource estimates and life;

- the uncertainty of estimates and projections relating to production, costs and expenses;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- Paramount's ability to enter into or renew leases;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

- health, safety and environmental risks;

- uncertainties as to the availability and cost of financing;

--14--

- the ability of Paramount to add production and reserves through development and exploration activities;

- weather;

- general economic and business conditions;

- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

- uncertainty in amounts and timing of royalty payments;

- change in taxation laws and regulations and the interpretation thereof;

- risks associated with existing and potential future lawsuits and regulatory actions against Paramount; and

- Newco's ability to secure adequate product transportation;

- the possibility that governmental approvals may be delayed or withheld in respect of the Mackenzie Valley pipeline;

- uncertainties as to the availability and cost of financing to Newco; weather; and general economic and business conditions.

--15--

- other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Paramount uses the term "funds flow from operations", "funds flow from operations per share - basic", "funds flow from operations per share - diluted", "operating netback", "funds flow netback per Boe" and "net debt", collectively the "Non-GAAP measures", as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" is commonly used in the oil and gas industry to assist management and investors in measuring the Company's ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. "Funds flow from operations" includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. "Funds flow netback per Boe" is calculated by dividing "funds flow from operations" by the total sales volume in Boe for the relevant period. "Operating netback" equals petroleum and natural gas sales less royalties, operating costs and transportation. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Barrels of Oil Equivalent Conversions

This document contains disclosure expressed as "Boe", "Boe/d", "Mcf", "MMcf/d", "Bbl", "Bbl/d", "Bbls/d" and "MMBbl". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

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